UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Geo Point Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37253B 200

(CUSIP Number)

Leonard W. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Capital Vario CR, S. A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,687,911 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,687,911 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 86.87% (2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)    See Items 1 through 7 below.

(2)   Based on the 10,000,000 shares of Common Stock of the Issuer outstanding as of August 24, 2017, including amounts as reported from the Issuer’s Transfer Agent and including shares of common stock to be issued to Capital Vario CR, S.A. and others, effective August 24, 2017.

1	NAMES OF REPORTING PERSONS Arcelio Hernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,687,911 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,687,911 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 86.87% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    See Items 1 through 7 below.

(2)   Based on the 10,000,000 shares of Common Stock of the Issuer outstanding as of August 24, 2017, including amounts as reported from the Issuer’s Transfer Agent and including shares of common stock to be issued to Capital Vario CR, S.A. and others, effective August 24, 2017.

1	NAMES OF REPORTING PERSONS Ruslan Kuanyshev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kazakhstan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,687,911 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,687,911 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 86.87% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    See Items 1 through 7 below.

(2)   Based on the 10,000,000 shares of Common Stock of the Issuer outstanding as of August 24, 2017, including amounts as reported from the Issuer’s Transfer Agent and including shares of common stock to be issued to Capital Vario CR, S.A. and others, effective August 24, 2017.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Geo Point Resources, Inc., a Nevada corporation (the “Company”), with its principal executive offices at 1421 E. Pomona Street, Santa Ana, California 92705.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by:

(i)   Capital Vario CR, S.A. (“Capital Vario”);

(ii)  Arcelio Hernandez (“Mr. Hernandez”) is the President of Capital Vario, which is the record and beneficial owner of 8,687,911 shares of Common Stock of the Company or approximately 86.87% of its outstanding voting securities, consisting of common voting stock; Capital Vario previously owned 40,115 shares in addition to the 8,647,796 shares that were issued for all of the outstanding debt of the Company owed to Capital Vario; and

(iii)  Ruslan Kuanyshev (“Mr. Kuanyshev”) is the 100% owner of Capital Vario, which is the record and beneficial owner of 8,687,911 shares of Common Stock of the Company or approximately 86.87% of its outstanding voting securities, consisting of common voting stock; Capital Vario previously owned 40,115 shares in addition to the 8,647,796 shares that were issued for all of the outstanding debt of the Company owed to Capital Vario.

The forgoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)  The principal business address of Capital Vario is Aves. 2 and 6, Calle N. 233, San Jose, Costa Rica.  The principal business address for Mr. Hernandez is Aves. 2 and 6, Calle N. 233, San Jose, Costa Rica.  The principal business address for Mr. Kuanyshev is 050010, Karmysova Str. 86a, Almaty, Kazakhstan.

(c)  The principal business of Capital Vario is investments.  Mr. Hernandez is the President of Capital Vario; and Mr. Kuanyshev is the 100% beneficial owner of Capital Vario.  They collectively control the voting shares in Capital Vario.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Capital Vario is incorporated in the country of Costa Rica.  Mr. Hernandez is a citizen of Costa Rica; and Mr. Kuanyshev is a citizen of Kazakhstan.

Item 3.       Source and Amount of Funds or Other Consideration

On August 24, 2017, the Company entered into a Stock Purchase Agreement with Capital Vario whereby Capital Vario purchased 8,647,796 newly issued shares of the Company’s Common Stock for an aggregate purchase price of $500,000 (the “Purchase Price”) in exchange for full payment of debt of the Company owed to Capital Vario for advances made to the Company under a Commercial Credit Line Agreement dated January 1, 2013, and as extended on January 1, 2014 (respectively, the “Capital Vario Obligations” and the “Capital Vario Debt Agreements”); the purchase of the Common Stock was made pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and under Securities and Exchange Commission Regulation S and Rule 506(b).  The purchase resulted in a change in control of the Company, though the intent of the Stock Purchase Agreement was to have shares issued in full payment of outstanding debt.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, each of Capital Vario, Mr. Hernandez, as the President, and Mr. Kuanyshev as the owner of 100% of Capital Vario are the beneficial owners of 8,687,911 shares of Common Stock, representing approximately 86.87% of the shares of outstanding Common Stock of the Company (based on the 10,000,000 shares of Common Stock of the Company outstanding as of August 24, 2017, including amounts as reported from the Issuer’s Transfer Agent and including shares of common stock to be issued to Capital Vario CR, S.A. and others, effective August 24, 2017.  This amount includes 40,115 shares that were previously owned in addition to the 8,647,796 shares that were issued for all of the outstanding debt of Capital Vario.

(b)  Each of Capital Vario, Mr. Hernandez and Mr. Kuanyshev has the shared power (Mr. Hernandez as the President of Capital Vario and Mr. Kuanyshev as 100% beneficial owner of Capital Vario) to vote and dispose of the 8,687,911 shares of Common Stock of the Company beneficially owned by the Reporting Persons.

(c)  Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Company during the past 60 days.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Other than as described above, to the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1.  Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2017	Capital Vario CR S.A.
By: /s/Arcelio Hernandez
Name: Arcelio Hernandez
Title: President

Dated: August 29, 2017	ARCELIO HERNANDEZ
/s/Arcelio Hernandez
Arcelio Hernandez, Individually

Dated: August 29, 2017	RUSLAN KUANYSHEV
/s/Ruslan Kuanyshev
Ruslan Kuanyshev, Individually

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”).  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the common stock, $0.001 par value of Geo Point Resources, Inc. beneficially owned by each of them.  Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: August 29, 2017	Capital Vario CR S.A.
By: /s/Arcelio Hernandez
Name: Arcelio Hernandez
Title: President

Dated: August 29, 2017	ARCELIO HERNANDEZ
/s/Arcelio Hernandez
Arcelio Hernandez, Individually

Dated: August 29, 2017	RUSLAN KUANYSHEV
/s/Ruslan Kuanyshev
Ruslan Kuanyshev, Individually